

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Kim S. Price
President, Chief Executive Officer and Director
Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054

Re: **Citizens South Banking Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 15, 2011
        File No. 0-22971

Dear Mr. Price:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 10

1.   In future filings, please revise this section throughout to provide disclosure that is less generic to a large portion of the banking industry and more specific to your business. In particular, we note your statement in the risk factor entitled "Events that negatively impact the real estate market…" on page 11 that a significant portion of your loan portfolio has real estate as collateral. Please tell us what this percentage is. In future filings, disclose this percentage in the discussion of your loan portfolio and any relevant risk factor.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Asset Quality, page 35

2.   We note your disclosure that certain restructurings or loan modifications are not
        considered troubled debt restructurings. Please describe and quantify to the extent
        possible the types of modifications performed and explain your rationale for not
        classifying them as TDRs.

3.   Please tell us and disclose in future filings your policy regarding how many payments the
        borrower needs to make on restructured loans before returning loans to accrual status.

Item 8. Financial Statements and Supplementary Data
Statement of Cash Flows, page 53

4.   It appears that you have historically classified cash flows related to loans held-for-sale at
        inception or subsequent to origination as investing cash flows. ASC 230-10-45-21
        requires that cash flows resulting from originations, acquisitions and sales of loans
        should be classified as operating cash flows if those loans are acquired specifically for
        resale. Please revise your Statements of Cash Flows in future filings to present as
        operating activities the cash flows related to the origination, acquisition and sale of loans
        for which you had the intent to sell when the loan was originated. Show us what your
        disclosure will look like in your response.

Notes to Consolidated Financial Statements

Note 4 – Investment Securities, page 62

5.   We note that that you adopted FSP FAS 115-2 during 2009. Please revise future filings to
        include the assertions required by ASC 320-10-35 regarding your other than temporary
        impairment policy. Specifically, indicate whether you will more likely than not be
        required to sell the security before the recovery of its amortized cost basis (for example,
        whether cash or working capital requirements or contractual or regulatory obligations
        indicate that the security will be required to be sold before a forecasted recovery occurs).
        Additionally, please confirm that you applied these assertions when evaluating other-
        than-temporary impairment for your available for sale securities portfolio in the periods
        presented.

Note 5 – Loans, page 65

6.   We note that your portfolio segments and classes of financing receivables appear to be
        the same for purposes of providing the disclosures required by ASU 2010-20. Please tell
        us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-
        22 of this guidance when determining that further disaggregation of your portfolio
        segments was not necessary. Confirm to us, if true, that the classes presented are at the
        level management uses to assess and monitor the risk and performance of the portfolio.

7.   Please tell us and revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

8.   Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b) for guidance.

9.   Please tell us and revise your future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

10.   Please tell us and revise your future filings to disclose a description of your credit quality indicators, the date or range of dates in which the information was updated for each credit quality indicator, and provide qualitative information on how your internal risk ratings relate to the likelihood of loss. Refer to ASC 310-10-50-29(a) and (c), and ASC 310-10-50-30 for guidance.

Note 13 – Income Taxes, page 74

11.   Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision. Refer to guidance starting at ASC 740-10-30-16.

Note 17 – Fair Value Measurements, page 80

12.   Please tell us and revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Further, please describe in detail the adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or David Irving, Senior Accountant, at (202) 551-3321 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief